ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

June 11, 2012

VIA EDGAR CORRESPONDENCE

Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II
Amendment No. 3 to Form S-1
Filed on June 11, 2012 (File No. 333-176878)

Dear Ms. Barros:

We are submitting Pre-Effective Amendment No. 3 to the Form S-1 registration statement (the “Registration Statement”) filed on behalf of ProShares Trust II (the “Registrant”), initially on September 16, 2011 and amended on December 20, 2011 and January 27, 2012. We believe that we have addressed each of the comments raised by the Securities and Exchange Commission (the “Commission”) staff, including those provided supplementally on March 7 and March 15, 2012.

We note that the Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that, should the Commission or its staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility regarding the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist with your review, we will provide a blacklined copy of the Registration Statement marked to reflect all changes from the filing made on January 27, 2012. If you have any further comments or questions regarding this filing, please contact me at (240) 497-6577.

Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Capital Management LLC

Vice President and Legal Counsel

cc:	Kristina Aberg, Esq. (SEC)